February 5, 2010

VIA EDGAR TRANSMISSION AND U.S. MAIL

Mr. Rufus Decker Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4631 Washington, D.C. 20549-4631

RE:	Elizabeth Arden, Inc.
Form 10-K for the fiscal year ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Definitive Proxy Statement on Schedule 14A filed on October 13, 2009
File No. 1-6370

Dear Mr. Decker:

         This letter sets forth the response of Elizabeth Arden, Inc. (the "Company" or "we" or "our") to the additional comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided orally by, and discussed with, Nudrat Salik, Staff Accountant, on January 27, 2010 and February 2, 2010, which relate to comments first raised in a letter from the Staff to the Company dated November 6, 2009. This letter supplements the responses set forth in the Company's response letters to the Staff dated December 3, 2009 (the "December 3rd Letter") and January 15, 2010 (the "January 15th Letter," and collectively the "Response Letters") and should be read in conjunction with the Response Letters.

Form 10-K for the fiscal year ended June 30, 2009 - Note 19 Segment Data and Related Information

It is the Company's understanding from the two conversations that we have had with Ms. Salik that the Staff would like for the Company to separately identify the amount included in "unallocated corporate expenses" that relates to consolidation adjustments and eliminations.

In addition, the Staff would like us to indicate the amount by which such consolidation adjustments and eliminations affect segment profit for each of our reporting segments.

Company Response

First we confirm that, as discussed with Ms. Salik and as disclosed in our Form 10-K, we do not have any intersegment sales. The "adjustments to eliminate intercompany mark-up" that are included in the unallocated corporate expenses presented in Note 19 of the Form 10-K represent consolidation and elimination adjustments required to present our consolidated financial statements in accordance with generally accepted accounting principles. The consolidation and elimination adjustments primarily relate to inventory transfers

Mr. Rufus Decker February 5, 2010 Page 2 of 4

that have been recorded at values other than original cost and need to be eliminated in consolidation. As inventory is a centrally controlled asset, to attribute these adjustments back to a reporting segment would be inconsistent with how we manage and control our inventory, as well as being inconsistent with how our management, including our chief operating decision maker, views and reports the business. Further, we note that Paragraph 29 of FAS 131 provides that adjustments and eliminations made in preparing an enterprise's general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker. As a result, we do not believe that attributing these adjustments and eliminations to our reporting segments is required or would result in meaningful disclosure for our investors, nor would it have a significant impact on an investor's ability to evaluate trends in the profitability of our reporting segments.

For the three and six months ended December 31, 2008 and December 31, 2009, the consolidation adjustments and eliminations are substantially all of a normal, recurring nature. Our consolidation and elimination adjustments typically do not impact the reported trends or the variations in segment profit between periods. Additionally, we discuss in Management's Discussion and Analysis all significant business reasons for changes in segment profit from period to period. In the first half of our fiscal 2010, we did, however, charge our North American Fragrance reporting segment lower than normal pricing on certain inventory to facilitate the sale of such inventory by our North American Fragrance segment. This resulted from decisions that were made at the corporate, rather than segment, management level. These amounts were eliminated in consolidation and were $2.5 million and $5.5 million in the three and six months ended December 31, 2009, respectively. We have not recorded any comparable consolidation and elimination adjustments in the prior three fiscal years.

Consistent with the Staff's request to provide additional clarity and transparency regarding the Company's unallocated corporate expenses, we will in future filings, including interim filings, disclose our consolidation and elimination adjustments as a separate line item in our reconciliation of segment profit to consolidated income before income taxes in the segment reporting footnote reconciliation, thus removing such items from unallocated corporate expenses. We will also include this disclosure in the same reconciliation contained in our Management Discussion & Analysis. In addition, in future filings, including interim filings, we will also provide disclosure of discrete consolidation and elimination adjustments that are not part of our standard consolidation and elimination adjustments that significantly impact the comparability of segment profit from period to period, such as the adjustments made in the first and second quarters of fiscal 2010 related to our North American Fragrance reporting segment described above.

An example of our proposed disclosure, marked to show changes from the segment reconciliation included in Note 14 of our Form 10-Q for the quarter ended December 31, 2009, is set forth below.

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Mr. Rufus Decker February 5, 2010 Page 3 of 4

          Segment profit (loss) excludes depreciation and amortization, interest expense, debt extinguishment charges, consolidation and elimination adjustments and unallocated corporate expenses, which are shown in the table reconciling segment profit (loss) to consolidated income (loss) before income taxes. Included in unallocated corporate expenses are (i) ~~adjustments to eliminate intercompany mark-up, (ii)~~ employee incentive costs, (ii~~i~~) restructuring charges, (iii~~iv~~) costs related to the Initiative and, (iv~~v~~) costs related to the Liz Claiborne license agreement. These expenses are recorded in unallocated corporate expenses as these items are centrally directed and controlled and are not included in internal measures of segment operating performance. The Company does not have any intersegment sales.

The following table is a comparative summary of the Company's net sales and segment profit (loss) by reportable segment for the three and six months ended December 31, 2009 and 2008:

(Amounts in thousands)	Three Months Ended				Six Months Ended

	December 31, 2009		December 31, 2008		December 31, 2009		December 31, 2008

Segment Net Sales:
North America Fragrance	$262,515		$248,188		$430,647		$425,748
International	118,149		111,499		203,377		205,925
Other	12,681		10,318		24,484		22,520

Total	$393,345		$370,005		$658,508		$654,193

Segment Profit (Loss):
North America Fragrance	$52,578		$37,038		$80,213		$68,937
International	8,759		8,309		9,390		1,720
Other	(2,969)		(4,157)		(3,644)		(5,038)

Total	$58,368		$41,190		$85,959		$65,619

Reconciliation:
Segment Profit	$58,368		$41,190		$85,959		$65,619
Less:
Depreciation and Amortization	(6,997)		(6,474)		(14,273)		(12,814)
Interest Expense, net	(5,804)		(7,026)		(11,415)		(13,601)
Consolidation and Elimination Adjustments	(8,006	)(1)	(4,939)		(16,673	)(1)	(6,380)
Unallocated Corporate Expenses(2~~1~~)	(6,882~~14,888~~	)(3~~2~~)	(4,977~~9,916~~	)(4~~3~~)	(12,862~~29,535~~	)(5~~4~~)	(30,938~~37,318~~	)(6~~5~~)

Income Before Income Taxes	$30,679		$17,774		$30,736		$1,886

(1)

Amounts for the three and six months ended December 31, 2009 include $2.5 million and $5.5 million, respectively, related to lower than normal pricing charged to the North America Fragrance segment for certain sales of inventory by that segment that were undertaken at the direction of corporate, rather than segment, management.

(2~~1~~)

Unallocated corporate expenses include (i) ~~adjustments to eliminate intercompany mark-up, (ii)~~ employee incentive costs, (ii~~i~~) restructuring charges, (iii~~iv~~) costs related to the Initiative, and (iv~~v~~) costs related to the Liz Claiborne license agreement. Excluding items addressed below in footnotes (3) through (6), unallocated corporate expenses for the three and six months ended December 31, 2009 increased as compared to prior year periods primarily due to higher incentive compensation costs ~~(2) and (3), unallocated corporate expenses for the three months ended December 31, 2009 increased as compared to the prior year period primarily due to higher incentive compensation costs. Excluding items addressed below in footnotes (4) and (5), unallocated corporate expenses for the six months ended December 31, 2009 increased as compared to the prior year period primarily due to higher intercompany mark-up eliminations~~.

(3~~2~~)

Amounts for the three months ended December 31, 2009, include $1.1 million of restructuring charges related to the Initiative and $0.9 million of expenses related to the implementation of an Oracle accounting and order processing system.

(4~~3~~)

In May 2008, the Company entered into an exclusive long-term global licensing agreement for the Liz Claiborne fragrance brands, which became effective on June 9, 2008. Amounts for the three months ended December 31, 2008, include (i) $4.2 million ($3.5 million of which did not require the use of cash) related to the Company's Liz Claiborne license agreement due to Liz Claiborne inventory that was purchased at a higher cost prior to the June 2008 effective date of the license agreement, (ii) $0.3 million of restructuring expenses related to the Initiative, (iii) $0.9 million of restructuring expenses not related to the Initiative, and (iv) $0.6 million of expenses related to the implementation of an Oracle accounting and order processing system.

Mr. Rufus Decker February 5, 2010 Page 4 of 4

(5~~4~~)

Amounts for the six months ended December 31, 2009, include (i) $2.0 million of restructuring expenses related to the Initiative, (ii) $0.4 million of restructuring expenses not related to the Initiative, and (iii) $1.6 million of expenses related to the implementation of an Oracle accounting and order processing system.

(6~~5~~)

Amounts for the six months ended December 31, 2008, include (i) $23.3 million of expenses ($18.9 million of which did not require the use of cash) related to the Company's Liz Claiborne license agreement due to Liz Claiborne inventory that was purchased at a higher cost prior to the June 2008 effective date of the license agreement, (ii) $1.2 million of restructuring expenses related to the Initiative, (iii) $0.9 million of restructuring expenses not related to the Initiative, and (iv) $0.8 million of expenses related to the implementation of an Oracle accounting and order processing system.

Based upon the responses provided and the incorporation of certain additional disclosure items in our future filings as noted herein, we believe that the Company has satisfied the Staff's requests.

         The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct additional questions or comments to me at (203) 462-5739. My fax number is (203) 462-5798.

Very truly yours,

/s/ Stephen J. Smith
Stephen J. Smith
Executive Vice President
and Chief Financial Officer

cc:	Nudrat Salik, Staff Accountant -- via facsimile (703) 813-6968
Sherry Haywood, Staff Attorney -- via facsimile (703) 813-6968